

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 3, 2009

Mr. Jon A. Douglas
Chief Financial Officer
Northgate Minerals Corporation
18 King Street East, Suite 1602
Toronto, ON M5C 1C4
Canada

      Re: **Northgate Minerals Corporation**
                Form 40-F for the Fiscal Year Ended December 31, 2008
                Filed March 31, 2009
                File No. 001-06138

Dear Mr. Douglas:

      We have completed our review of your Form 40-F and related filings and have no further comments at this time.

                Sincerely,

                H. Roger Schwall
                Assistant Director